Exhibit 99.1

KINGSWAY ANNOUNCES TRANSACTION RELATED TO KINGSWAY AMIGO INSURANCE COMPANY

TORONTO, March 30 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced another in a series of strategic actions intended to position the Company to rebuild shareholder value over the long term. The Company closed today on the sale of its wholly owned subsidiary Hamilton Risk Management Company and its subsidiaries, including Kingsway Amigo Insurance Company, to Acadia Acquisition Partners, L.P.  Kingsway will act as the general partner and hold a limited partnership investment.

Sherman & Company Holdings, formerly known as LMC Capital LLC, provided a fairness opinion to Kingsway's Board of Directors in connection with the transaction and Updike, Kelly & Spellacy, P.C. acted as legal counsel to Kingsway.

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

%CIK: 0001072627

For further information:

Investor Relations 416-848-1171

CO: Kingsway Financial Services Inc.

CNW 12:13e 01-APR-11